Form 426
(Revised 01/06)
Return in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: $15

Resolution Relating to a Series of Shares

This space reserved for office use.

FILED In the Office of the Secretary of State of Texas
AUG 13 2008
Corporations Section

Entity Information

The name of the corporation is:

TRIP TECH, INC.

State the name of the entity as currently shown in the records of the secretary of state.

The file number issued to the filing entity by the secretary of state is: 0800735468

Copy of Resolution

(Please check only one box.)

☒ A copy of a resolution establishing and designating a series of shares is attached.

☐ A copy of a resolution increasing or decreasing the number of shares in an established series is attached.

☐ A copy of a resolution deleting an established series is attached.

☐ A copy of a resolution amending an established series is attached.

Adoption of Resolution

The resolution was adopted by all necessary action on the part of the corporation on:
08/12/2008
mm/dd/yyyy

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

____

____

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Date: August 12, 2008

______________________________ CEO

____

Signature and title of authorized officer

CERTIFICATE OF CORPORATE RESOLUTIONS
DESIGNATING
SERIES A PREFERRED STOCK
OF
TRIP TECH, INC.,
A TEXAS CORPORATION

Trip Tech, Inc., a Texas corporation (the "Corporation"), hereby certifies that the following resolution was duly adopted by the Board of Directors of the Corporation (the "Board") on August 12, 2008, as required by Section 21.155 of the Texas Business Organizations Code:

WHEREAS, the Board desires to approve the designation of Series A convertible preferred stock, having a par value of $0.001 per share (the "Series A Preferred Stock"), to consist of up to One Million (1,000,000) shares, and fix the powers, designations, preferences, and relative, participating, optional and other special rights of the shares of such Series A Preferred Stock; it is hereby

RESOLVED, that pursuant to the authority granted to the Board in accordance with the provisions of the Corporation's Certificate of Formation, the Board hereby designates and fixes the powers, designations, preferences, and relative, participating, optional and other special rights of the shares of Series A Preferred Stock as follows:

Series A Preferred Stock:

Section 1. *Designation and Amount:*

The shares of such series shall be designated as "Series A Preferred Stock" having a par value of $0.001 per share and the number of shares constituting the Series A Preferred Stock is and shall be One Million (1,000,000) shares.

Section 2. *Voting Rights:*

Except as otherwise required by law, the holder of Series A Preferred Stock, on an "as converted" basis as of the time a vote is taken, and the holders of Common Stock shall vote together and not as separate classes. The holder of Series A Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

Section 3. *Right to Convert:*

At any time on or after the date that the Corporation increases the amount of authorized Common Stock to such number that is equal to or greater than One Hundred Thirty Million (130,000,000), the holder of Series A Preferred Stock shall have the option of converting all of its One Million (1,000,000) shares of Series A Preferred Stock into Thirty Million (30,000,000) shares of Common Stock (the "Conversion"). In the event of a liquidation, dissolution or winding up of the Corporation, these Conversion rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock.

Section 4. *Liquidation, Dissolution or Winding Up:*

Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (1) to the holders of the shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holder of the shares of Series A Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment herein set forth, equal to ten (10) times the aggregate to be distributed per share to the holders of shares of Common Stock, or (2) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such parity stock in the proportion to the total amount to which the holders of all such shares are entitled upon liquidation, dissolution or winding up.

Section 5. *Consolidation, Merger, etc.:*

In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash, and/or any other property, then in such case each share of Series A Preferred Stock shall at the same time be similarly exchanged into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities and/or other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged..

Section 6. *No Redemption:*

The shares of Series A Preferred Stock shall not be redeemable.

Section 7. *Rank:*

The Series A Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, senior to all series of any other class of the Corporation's preferred and Common Stock.

Section 8. *Amendment:*

The Corporation's Certificate of Formation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting together as a single class.

IN WITNESS WHEREOF, this Certificate is executed on behalf of the Corporation by its Chairman of the Board this 12th day of August, 2008.

GENE THOMPSON